Exhibit 99.1

[TRANSLATION]

SUBSCRIPTION AGREEMENT

November 16, 2020

CAE Inc.

8585 Côte de Liesse

Saint-Laurent, Québec

H4T 1G6

Attention:    Mr. Marc Parent, President and Chief Executive Officer

Subscription for Common Shares

On the basis of representations provided to CDPQ Marchés Boursiers Inc. (the “Investor”) by CAE Inc. (the “Corporation”), the Investor understands that:

(a)

on the date hereof, the Corporation is entering into a bought deal underwriting commitment pursuant to which a syndicate comprised of the Underwriters (as hereinafter defined) led by the Lead Underwriters (as hereinafter defined) will agree to acquire (the “Public Offering”) from the Corporation an aggregate of 10,060,000 Common Shares (as hereinafter defined) (the “Public Offering Common Shares”), to be issued on a bought deal basis at the Time of Closing (as hereinafter defined), and a maximum of 1,509,000 additional Public Offering Common Shares issuable pursuant to an over-allotment option exercisable within 30 days of the Closing Date (as hereinafter defined) (the “Over-Allotment Option”), to be issued at a price of $29.85 per Public Offering Common Share, for maximum aggregate gross proceeds of $345,334,650 (the “Public Proceeds”), with the Public Proceeds being used as described under the “Use of Proceeds” section in the Prospectus Supplement (as hereinafter defined). The Public Offering Common Shares will be purchased from the Corporation for resale to the public by way of a new issue pursuant to a short form base shelf prospectus and a shelf prospectus supplement to be filed in each of the Canadian Qualifying Jurisdictions (as hereinafter defined) in accordance with Regulation 44-102 (as hereinafter defined) and in the United States pursuant to a registration statement on Form F-10 and a prospectus supplement to be filed with the United States Securities and Exchange Commission (the “SEC”);

(b)

the Corporation has filed on the date hereof (i) with the Securities Commissions, the Canadian Preliminary Base Shelf Prospectus (in both the English and French languages), and (ii) with the SEC the Initial Registration Statement (each as hereinafter defined);

(c)

As soon as practicable following the signature of the Bought Deal Letter and this Agreement, the Corporation will file (i) the Canadian Draft Prospectus Supplement, which excludes certain pricing and other information, for purposes of the qualification for distribution of the Shares under Canadian Securities Laws in the Canadian Qualifying Jurisdictions, and (ii) pursuant to General Instruction II.L. of Form F-10 the U.S Preliminary Prospectus Supplement, dated the date hereof, which excludes certain pricing and other information;

(d)

the Corporation shall, as soon as reasonably possible after the execution of the Underwriting Agreement, (i) file the Canadian A&R Draft Prospectus Supplement and all such other documents as are required under Canadian Securities Laws (in both the English and French languages) with the Securities Commissions and (ii) file with the SEC, pursuant to General Instruction II.L. of Form F-10, the U.S. Preliminary Prospectus Supplement (each as hereinafter defined);

(e)

the Corporation shall prepare and file, as soon as reasonably possible upon receipt of a confirmation from the AMF (and the OSC, if applicable) that there are no further comments on the Canadian Preliminary Prospectus and, in any event, not later than 11:00 p.m. (Montreal time) on November 23, 2020 (or such later date and time as may be agreed to in writing by the Lead Underwriters), the Canadian Prospectus and all such other documents as are required under Canadian Securities Laws (in both the English and French languages) with the Securities Commissions and otherwise fulfill all legal requirements to enable the Public Offering Common Shares to be offered and sold to the public in each of the Canadian Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered in the applicable Canadian Qualifying Jurisdictions (each as hereinafter defined);

(f)

the Corporation shall prepare and, as soon as reasonably possible after the filing of the Canadian Prospectus, (i) file with the SEC an amendment to the Initial Registration Statement, including the Canadian Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10) (such amended Initial Registration Statement, as amended at the time it becomes effective, including the financial statements, exhibits and schedules thereto, including the issuer filings with the SEC under the 1934 Act incorporated by reference therein and any information or documents deemed to incorporated by reference therein or be a part thereof, the “Registration Statement”) and (ii) file with the SEC, pursuant to General Instruction II.L. of Form F-10, the U.S. Prospectus Supplement (as hereinafter defined); and

(g)

the Corporation wishes to enter into this Agreement (as hereinafter defined) with the Investor pursuant to which, at the Time of Closing, the Corporation will issue to the Investor, and the Investor will subscribe from the Corporation, by way of private placement exempt from the prospectus requirements of Canadian Securities Laws (as hereinafter defined) (the “Private Placement”), an aggregate of 5,025,126 Common Shares (the “Subscribed Shares”) at a price of $29.85 per Subscribed Share, for an aggregate subscription price of $150,000,011.10, with the proceeds being used as described under the “Use of Proceeds” section in the Prospectus Supplement, which shall be substantially in the form of the extract attached hereto as Schedule C (subject to any changes as may be required to address comments from the Securities Commissions).

Subject to the terms and conditions hereof, the Investor hereby agrees to purchase from the Corporation all, but not less than all, of the Subscribed Shares, and the Corporation hereby agrees to issue and sell to the Investor all, but not less than all, of the Subscribed Shares at a purchase price of $29.85 per Subscribed Share, representing an aggregate purchase price of $150,000,011.10 (the “Subscription Amount”).

In consideration of the subscription by the Investor of the Subscribed Shares, the Corporation hereby agrees to pay to the Investor, on the Closing Date, a non-refundable capital commitment payment equal to 4.0% of the aggregate purchase price for the Subscribed Shares, being $1.194 per Subscribed Share (the “Capital Commitment Payment”).

The following are the further terms and conditions of this Agreement:

Section 1	Definitions

As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder;

(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder;

(c)

“Affiliate” has the meaning ascribed to such term in the Securities Act (Québec), and “wholly-owned Affiliate” means an Affiliate as defined in the Securities Act (Québec), with the proviso that the notion of “control” as incorporated in such definition shall be defined as the ownership of 100% of the equity securities of an entity;

(d)

“Agreement” means this agreement, including any schedules or exhibits attached hereto, and not any particular Article or Section or other portion except as may be specified, and words such as “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

(e)	“AMF” means the Autorité des marchés financiers (Québec);

(f)	“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 3(ll) hereof;

(g)

“Annual Financial Statements” means the audited consolidated financial statements of the Corporation as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto;

(h)	“Annual Information Form” means the annual information form of the Corporation dated June 10, 2020;

(i)

“Applicable Securities Laws” means all Canadian Securities Laws and all applicable securities laws in the United States and the respective regulations, rules, instruments, blanket orders and blanket rulings thereunder;

(j)	“Auditors” means PricewaterhouseCoopers LLP, chartered accountants, Montreal, Québec, auditors of the Corporation;

(k)	“Base Shelf Prospectuses” means, collectively, the Canadian Base Shelf Prospectus and the U.S. Base Shelf Prospectus;

(l)	“Bribery Act” has the meaning ascribed thereto in Section 3(jj) hereof;

(m)

“Bought Deal Letter” means the letter agreement dated the date hereof entered into between the Corporation and the Lead Underwriters wherein the Lead Underwriters have obligated themselves toward the Corporation to purchase the Public Offering Common Shares and the Corporation has obligated itself to issue the Public Offering Common Shares to the Lead Underwriters;

(n)

“Business Day” means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Montreal, Province of Québec, or the City of New York, State of New York, United States;

(o)

“Canadian A&R Draft Prospectus Supplement” means the amended and restated version of the Canadian Draft Prospectus Supplement which includes the pricing and other information omitted from the Canadian Draft Prospectus Supplement, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Public Offering Common Shares under Canadian Securities Laws in the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

(p)

“Canadian Base Shelf Prospectus” means the final unallocated short form base shelf prospectus (in both the English and French languages unless the context otherwise requires) of the Corporation, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws, relating to the qualification for distribution of up to $2,000,000,000 aggregate offering price of Common Shares, debt securities, preferred shares, warrants, share purchase contracts, subscription receipts and units of the Corporation in each of the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

(q)

“Canadian Draft Prospectus Supplement” means the preliminary (draft) shelf prospectus supplement of the Corporation dated as of November 16, 2020, as approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Preliminary Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Public Offering Common Shares under Canadian Securities Laws in the Canadian Qualifying Jurisdictions (together with all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein, and in both the English and French languages);

(r)

“Canadian Preliminary Base Shelf Prospectus” means the preliminary short form base shelf prospectus dated as of November 16, 2020, as approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws, relating to the qualification for distribution of up to $2,000,000,000 aggregate offering price of Common Shares, debt securities, preferred shares, warrants, share purchase contracts, subscription receipts and units of the Corporation in each of the Canadian Qualifying Jurisdictions (together with all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein, and in both the English and French languages);

(s)	“Canadian Preliminary Prospectus” means, collectively, the Canadian Preliminary Base Shelf Prospectus and the Canadian Preliminary Prospectus Supplement;

(t)	“Canadian Preliminary Prospectus Supplement” means, collectively, the Canadian Draft Prospectus Supplement and the Canadian A&R Draft Prospectus Supplement;

(u)	“Canadian Prospectus” means, collectively, the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement;

(v)

“Canadian Prospectus Supplement” means the shelf prospectus supplement (in both the English and French languages unless the context otherwise requires) of the Corporation, to be approved, signed and certified (to the extent required) in accordance with Canadian Securities Laws and incorporated by reference in the Canadian Base Shelf Prospectus as contemplated by the Shelf Procedures for purposes of the qualification for distribution of the Public Offering Common Shares under Canadian Securities Laws in the Canadian Qualifying Jurisdictions and, unless the context otherwise requires, includes all documents incorporated by reference therein and all documents otherwise deemed to be incorporated by reference therein;

(w)	“Canadian Qualifying Jurisdictions” means each of the provinces of Canada;

(x)

“Canadian Securities Laws” means all applicable securities laws in the Canadian Qualifying Jurisdictions and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and blanket rulings of the Securities Commissions;

(y)	“Capital Commitment Payment” has the meaning ascribed thereto in the Preamble;

(z)	“CBCA” means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder;

(aa)	“Closing” means the completion of the purchase of the Subscribed Shares;

(bb)	“Closing Date” means November 30, 2020, or such other date as the Investor and the Corporation may mutually agree in writing;

(cc)	“Common Shares” means common shares of the Corporation;

(dd)	“Core Representations” has the meaning ascribed thereto in Section 17;

(ee)	“Corporation” has the meaning ascribed thereto in the Preamble;

(ff)	“Corporation’s counsel” means Norton Rose Fulbright Canada LLP;

(gg)	“COVID-19 Outbreak” has the meaning ascribed thereto in Section 3(ss) hereof;

(hh)	“distribution” and “distribution to the public” have the meaning as those terms are defined in Applicable Securities Laws;

(ii)

“documents incorporated by reference” means collectively those documents incorporated by reference in the Prospectuses, including any other document prepared by the Corporation and filed with the Securities Commissions or the SEC after the date of this Agreement and before the completion of the distribution of the Public Offering Common Shares that is of a type that is required to be incorporated by reference in the Prospectuses pursuant to NI 44- 101 or pursuant to Applicable Securities Laws of the United States, respectively;

(jj)

“Environmental Laws” means any Canadian, United States and other foreign, federal, provincial, state, municipal and local laws and regulations relating to the protection of human health and safety, the environment, or to hazardous or toxic substances or wastes, pollutants or contaminants;

(kk)	“FCPA” has the meaning ascribed thereto in Section 3(jj) hereof;

(ll)

“Financial Information” means, collectively, (i) the Financial Statements, (ii) the management’s discussion and analysis of financial results for the financial year ended March 31, 2020, (iii) the management’s discussion and analysis of financial results for the three and six-month periods ended September 30, 2020, and (iv) the consolidated financial information with respect to the Corporation included in the Canadian Prospectus under the headings “Non-GAAP and Other Financial Measures” and “Consolidated Capitalization”;

(mm)	“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

(nn)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(oo)	“Indemnified Person” has the meaning ascribed thereto in Section 7(c);

(pp)	“Indemnifying Party” has the meaning ascribed thereto in Section 7(c);

(qq)

“Initial Registration Statement” means the registration statement on Form F-10, including the Canadian Preliminary Base Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10), relating to the registration under the 1933 Act of the offer and sale of the Common Shares, debt securities, subscription receipts, preferred shares, warrants, share purchase contracts and units of the Corporation (including the financial statements, exhibits and schedules thereto, including the issuer filings with the SEC under the 1934 Act incorporated by reference therein or deemed to be incorporated by reference therein, and any information deemed to be a part thereof);

(rr)	“Intellectual Property” has the meaning ascribed thereto in Section 3(pp) hereof;

(ss)

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Corporation as at and for the three and six-month periods ended September 30, 2020 together with the notes thereto;

(tt)	“Investment Company Act” has the meaning ascribed thereto in Section 3(t) hereof;

(uu)	“Investor” has the meaning ascribed thereto in the Preamble;

(vv)	“Investor Expenses” has the meaning ascribed thereto in Section 8 hereof;

(ww)	“Investor’s counsel” means McCarthy Tétrault LLP;

(xx)

“knowledge of the Corporation” means to the actual knowledge of the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer, the Group President, Civil Aviation Training Solutions, the Group President, Defence & Security, the President, CAE Healthcare, the General Counsel, Chief Compliance Officer and Corporate Secretary, after making due inquiries with their direct reports;

(yy)	“Lead Underwriters” means Scotia Capital Inc. , RBC Dominion Securities and TD Securities Inc., in their capacity as lead managers and book-runners for the Public Offering;

(zz)	“Liens” has the meaning ascribed thereto in Section 3(j) hereof;

(aaa)	“marketing materials” has the meaning ascribed thereto in NI 41-101;

(bbb)

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), earnings, properties, assets, business, operations, or results of operations of the Corporation and its Subsidiaries, taken as a whole;

(ccc)	“Material Contract” has the meaning ascribed thereto in Section 8.1(uu) hereof;

(ddd)	“Material Subsidiaries” means CAE USA Inc., CAE SimuFlite Inc., CAE USA Mission Solutions Inc., CAE Elektronik GmbH, Parc Aviation Limited, and CAE Healthcare Inc.;

(eee)	“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto under Applicable Securities Laws;

(fff)	“NI 41-101” means National Instrument 41-101 General Prospectus Requirements adopted by the Securities Commissions;

(ggg)	“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Securities Commissions;

(hhh)	“NI 44-102” means National Instrument 44-102 Shelf Distributions adopted by the Securities Commissions;

(iii)	“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations adopted by the Securities Commissions;

(jjj)	“NI 52-109” means National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings adopted by the Securities Commissions;

(kkk)	“NYSE” means the New York Stock Exchange;

(lll)	“OSC” means the Ontario Securities Commission;

(mmm)	“Over-Allotment Option” has the meaning ascribed thereto in (a) of the Preamble;

(nnn)

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental or regulatory authority;

(ooo)	“Preamble” means the preamble of this Agreement;

(ppp)	“Preliminary Prospectuses” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

(qqq)	“Private Placement” has the meaning ascribed thereto in paragraph (g) of the Preamble;

(rrr)	“Prospectuses” means, collectively, the Base Shelf Prospectuses and the Prospectus Supplements, and any Prospectus Amendment;

(sss)	“Prospectus Amendment” means the English and French language versions (unless the context otherwise indicates) of any amendment to the Prospectuses;

(ttt)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(uuu)	“Public Offering” has the meaning ascribed thereto in paragraph (a) of the Preamble;

(vvv)	“Public Offering Common Shares” has the meaning ascribed thereto in paragraph (a) of the Preamble;

(www)	“Public Proceeds” has the meaning ascribed thereto in (a) of the Preamble;

(xxx)

“Public Record” means all information filed by or on behalf of the Corporation and its predecessor entities with any of the Securities Commissions, including the documents incorporated by reference, the Prospectuses, any Supplementary Material and any other information filed with any of the Securities Commissions in compliance, or intended compliance, with any Applicable Securities Laws from March 31, 2019 to the Time of Closing, in each case publicly available on the System for Electronic Document Analysis and Retrieval (SEDAR) website;

(yyy)	“Registration Statement” has the meaning ascribed thereto in paragraph (f) of the Preamble;

(zzz)	“Sanctions” has the meaning ascribed thereto in Section 3(kk) hereof;

(aaaa)	“SEC” has the meaning ascribed thereto in (a) of the Preamble;

(bbbb)	“Securities Commissions” means the securities commissions or similar regulatory authorities in each of the Canadian Qualifying Jurisdictions;

(cccc)	“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

(dddd)	“Subscribed Shares” has the meaning ascribed thereto in paragraph (g) of the Preamble;

(eeee)	“Subscription Amount” has the meaning ascribed thereto in the Preamble;

(ffff)	“Subsidiary” has the meaning assigned thereto in the CBCA;

(gggg)

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

(hhhh)	“Time of Closing” means 8:00 a.m. (Montreal time) on the Closing Date;

(iiii)	“Transaction Documents” means this Agreement and the Underwriting Agreement;

(jjjj)	“TSX” means the Toronto Stock Exchange;

(kkkk)

“Underwriters” means the Lead Underwriters, BMO Nesbitt Burns Inc., BofA Securities, Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., BNP Paribas Securities Corp., Citigroup Global Markets Canada Inc., Desjardins Securities Inc., J.P. Morgan Securities Canada Inc., MUFG Securities (Canada), Ltd. and National Bank Financial Inc.;

(llll)

“Underwriting Agreement” means the underwriting agreement to be entered into between the Corporation and the syndicate of the Underwriters led by the Lead Underwriters in respect of the Public Offering substantially in the form attached hereto as Schedule A;

(mmmm)	“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(nnnn)	“U.S. Base Shelf Prospectus” means the base shelf prospectus included in the Registration Statement at the time it becomes effective;

(oooo)

“U.S. Initial Preliminary Prospectus Supplement” means a preliminary prospectus supplement, dated November 16, 2020, relating to the offering of the Public Offering Common Shares, which excludes certain pricing and other information;

(pppp)	“U.S. Preliminary Base Shelf Prospectus” means the base shelf prospectus included in the Initial Registration Statement;

(qqqq)	“U.S. Preliminary Prospectus” means, collectively, the U.S. Preliminary Base Shelf Prospectus and the U.S. Preliminary Prospectus Supplement;

(rrrr)

“U.S. Preliminary Prospectus Supplement” means the preliminary prospectus supplement, to be filed with the SEC pursuant to General Instruction II.L. of Form F-10, in accordance with the Underwriting Agreement, relating to the offering of the Public Offering Common Shares, which includes the pricing and other information omitted from the U.S. Initial Preliminary Prospectus Supplement;

(ssss)	“U.S. Prospectus” means, collectively, the U.S. Base Shelf Prospectus and the U.S. Prospectus Supplement; and

(tttt)

“U.S. Prospectus Supplement” means the final prospectus supplement, to be filed with the SEC pursuant to General Instruction II.L. of Form F-10, in accordance with the Underwriting Agreement, relating to the offering of the Public Offering Common Shares.

Reference to a statute, except where a specific year and chapter are stated, includes every amendment to, every regulation made under and any law enacted in substitution of such statute or regulation.

Wherever the words “include”, “including” or “includes” are used in this Agreement, they are not intended to be limiting and they shall be deemed to be followed by the words “without limitation”.

Section 2	Preamble and Schedules

The Preamble and the following schedules to this Agreement form an integral part thereof.

Schedule A	Underwriting Agreement

Schedule B	Legal Opinions

Schedule C	Use of Proceeds

Section 3	Representations and Warranties of the Corporation

The Corporation hereby represents, warrants and covenants to the Investor, as of the date hereof and as of the Closing Date, that:

Corporate Matters

(a)

the Corporation (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing as a corporation and in good standing under the laws of Canada, (iii) has all requisite power and authority to own its properties and assets, and to carry on its undertaking as described in the Preliminary Prospectuses and the Prospectuses, including issuing the Subscribed Shares, as contemplated hereby, and (iv) is qualified and in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect. All necessary corporate action has been taken by the Corporation to authorize the delivery of the Preliminary Prospectuses and the Prospectuses and the filing thereof, as the case may be, with the Securities Commissions or the SEC under Applicable Securities Laws;

(b)

the Transaction Documents have been duly authorized, executed and delivered by the Corporation and constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with their terms, subject to the fact that rights of indemnity and contribution may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors, or by general equitable principles;

(c)

no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation’s execution, delivery or performance of the Transaction Documents or consummation of the transactions contemplated hereby and thereby, by the Preliminary Prospectuses or by the Prospectuses, except such as (i) have been, or will be, obtained or made by the Corporation on or prior to the Time of Closing or those filings required to be made following the Time of Closing in connection with the Private Placement or (ii) may be required (and will be obtained on or prior to the Time of Closing) under Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority;

(d)

the execution and delivery of the Transaction Documents by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Subscribed Shares at the Time of Closing and the issuance, sale and delivery of the Public Offering Common Shares, do not and will not result in, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)

a breach or violation of, and do not and will not conflict with, any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Material Subsidiaries or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)

a breach of or default under any indenture, agreement or instrument to which the Corporation or any of the Material Subsidiaries is a party or by which the Corporation or any of the Material Subsidiaries will be contractually bound at the Time of Closing, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)

any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of its subsidiaries, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(e)

each of the Material Subsidiaries (i) has been duly incorporated or otherwise formed and organized, (ii) is validly existing and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization, (iii) has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business as described in the Preliminary Prospectuses and the Prospectuses, and (iv) is qualified and in good standing (or, if applicable, the equivalent in the applicable jurisdiction) in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where, in the case of clause (iv) above, the failure to be so qualified or in good standing would not, individually or in the aggregate, result in a Material Adverse Effect;

(f)

the Material Subsidiaries contribute in the aggregate, in excess of 70% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. Except for the Material Subsidiaries, no subsidiary of the Corporation contributes more than 5% of the consolidated revenues of the Corporation as indicated in the Interim Financial Statements. The Corporation is, directly or indirectly, the registered and beneficial holder of all of the issued and outstanding securities of each Material Subsidiary;

(g)

the attributes and characteristics of the share capital (including the Common Shares) of the Corporation conform in all material respects to the attributes and characteristics thereof described in the Registration Statement, the Preliminary Prospectuses and the Prospectuses;

(h)

the Corporation is not, directly or indirectly through any of its subsidiaries, a member, partner or participant in any partnership, joint venture or syndicate where the joint liability that could arise from such membership, partnership or participation would reasonably be expected to have a Material Adverse Effect;

(i)	the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in one or more series;

(j)

all of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the issued and outstanding shares or equity interests of each of the Material Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim (“Liens”), except for any such Liens that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(k)

the Subscribed Shares have been duly authorized and, when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the Subscribed Shares will not be issued in violation of any preemptive or similar rights;

(l)

except as contemplated hereby and as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, and for greater certainty, other than in respect of the Public Offering and the Private Placement, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Subscribed Shares;

(m)

except as has been disclosed to the Investor, the minutes and records of the Corporation made available to the Investor in connection with its due diligence investigation in respect of the subscription to the Subscribed Shares contain copies of all proceedings (or certified copies thereof) in respect of material matters of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes and there have been no other meetings, resolutions or proceedings in respect of material matters of the shareholders, board of directors or any committees of the board of directors of the Corporation since January 1, 2016 to the date of review of such corporate records and minutes not reflected in such minutes and other records;

(n)

Computershare Trust Company of Canada, at its principal office located in the City of Toronto, has been duly appointed as registrar and transfer agent for the Common Shares in Canada and Computershare Trust Company, N.A. has been duly appointed as transfer agent and registrar for the Common Shares in the United States;

Securities Matters

(o)

there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the Public Offering or in the Private Placement, except for such rights as have been duly waived;

(p)

the Corporation is, and will at the Time of Closing be, a reporting issuer or the equivalent in each of the Canadian Qualifying Jurisdictions and is not on a list of defaulting issuers maintained by any of the Securities Commissions pursuant to Applicable Securities Laws. In particular, without limiting the foregoing, the Corporation is in compliance, in all material respects, with all of its applicable continuous disclosure obligations under Applicable Securities Laws and no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(q)

the issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE, the Public Offering Common Shares and the Subscribed Shares will be listed and posted for trading on the TSX and the NYSE upon the Corporation complying with the usual conditions imposed by the TSX and NYSE with respect thereto;

(r)

no Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, and no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened;

(s)	the Common Shares are “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the 1934 Act by subsection (c)(1) of such rule;

(t)

the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”). The Corporation is not, and, after receipt of payment for the Public Offering Common Shares and the Subscribed Shares and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Preliminary Prospectuses and the Prospectuses, will not be, required to register as an “investment company” within the meaning of the Investment Company Act;

(u)

the Corporation intends to use the Public Proceeds and the proceeds of the Private Placement in the manner specified in the Prospectus Supplements under the heading “Use of Proceeds”, which shall be substantially in the form of the extract attached hereto as Schedule C (subject to any changes as may be required to address comments from the Securities Commissions);

Financial and Tax Matters

(v)

the Financial Statements have been prepared in accordance with IFRS (and on a basis consistent throughout the periods indicated except as disclosed in the Financial Statements), and present fairly in all material respects, the financial position of the Corporation as of the dates indicated and the results of operations and the changes in financial position of the Corporation for the periods specified. The consolidated financial information with respect to the Corporation included in the Canadian Prospectus under the heading “Consolidated Capitalization” presents fairly in all material respects the information shown therein and, other than as disclosed in the Preliminary Prospectuses and the Prospectuses, has been compiled on a basis consistent with that of the Financial Statements;

(w)	the Corporation had a reasonable basis for disclosing all forward-looking information contained or incorporated by reference in the Preliminary Prospectuses and the Prospectuses;

(x)

other than as disclosed in the Financial Information, there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that would reasonably be expected to have a Material Adverse Effect;

(y)

none of the Corporation or any Material Subsidiary has, or on the Closing Date will have, incurred any material liabilities or obligations, whether accrued, contingent or otherwise, of the type required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities or obligations: (i) that occurred in the ordinary course of business, (ii) reflected in or reserved against in the Financial Statements, or (iii) disclosed in the Preliminary Prospectuses and the Prospectuses;

(z)

there is not currently and, during the last three fiscal years, has not been any reportable event (within the meaning of NI 51-102) with the auditors of the Corporation, PricewaterhouseCoopers LLP. To the knowledge of the Corporation, PricewaterhouseCoopers LLP, chartered professional accountants, Montreal, Québec are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec. To the knowledge of the Corporation, PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to the Corporation within the meaning of the 1933 Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States);

(aa)

the Corporation maintains a system of internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(bb)

the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it and its subsidiaries (taken as a whole) is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Preliminary Prospectuses and the Prospectuses, (A) the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting which would be required to be disclosed in a certificate issued pursuant to NI-52-109, and (B) since the date of the most recent Financial Statements, there has been no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(cc)

the Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries (taken as a whole) is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 under the 1934 Act;

(dd)

other than as disclosed in the Preliminary Prospectuses and the Prospectuses: (i) the Corporation and each subsidiary has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) except for customary extensions for U.S. federal tax returns and for COVID-19 related extensions for filing or paying taxes, the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(ee)

the Corporation (i) has not made any acquisition that is a “significant acquisition” within the meaning of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Preliminary Prospectuses and the Prospectuses, and (ii) does not currently propose to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of NI 51-102 if completed as of the date of the Preliminary Prospectuses and the Prospectuses;

Legal and Compliance Matters

(ff)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, there is no action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any of the Material Subsidiaries, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which if determined adversely, would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which would adversely affect the ability of the Corporation to perform its obligations under, or consummate the transactions contemplated by, this Agreement;

(gg)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, each of the Corporation and the Material Subsidiaries has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for non-compliance that would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect;

(hh)

each of the Corporation and the Material Subsidiaries holds all right, title and interest to all assets that are material to its respective business free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Any real property held under lease by the Corporation or any of the Material Subsidiaries which is material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole, is held by it under valid, subsisting and enforceable leases with such exceptions as are not material, individually or in the aggregate, to the Corporation and the Material Subsidiaries, taken as a whole.

(ii)

except as otherwise disclosed in the Preliminary Prospectuses and the Prospectuses, the Corporation and its subsidiaries collectively possess such Permits necessary to conduct the business and activities now conducted by them, except where the failure to so possess would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Corporation and its subsidiaries is in compliance with the terms and conditions of all such Permits, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(jj)

none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries has in the course of their actions for, or on behalf of, the Corporation or any of its subsidiaries taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Corporation and its subsidiaries have conducted their businesses in compliance with the FCPA and the Bribery Act and, to the knowledge of the Corporation, its affiliates have conducted their businesses in material compliance with the FCPA and the Bribery Act, and the Corporation has instituted, maintains and enforces, and will continue to maintain and enforce, policies and procedures designed to ensure compliance by the Corporation and each of its subsidiaries with the FCPA and the Bribery Act;

(kk)

none of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the Private Placement or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(ll)

the operations of the Corporation and its subsidiaries are and have been conducted at all times in material compliance with the requirements of applicable anti-money laundering laws, including, applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations promulgated thereunder, and the anti-money laundering laws of various jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

Other Matters

(mm)

neither the Corporation nor any of the Material Subsidiaries is in violation of its constating documents; and neither the Corporation nor any of the Material Subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument to which it is a party or by which it may be bound or to which any of its properties or assets is subject (a “Material Contract”) which default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(nn)

the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of the Material Subsidiaries, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(oo)

no labor dispute with, or disruption by, the employees of the Corporation or any of its subsidiaries which would reasonably be expected to have a Material Adverse Effect exists or, to the knowledge of the Corporation, is threatened or imminent;

(pp)

except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each of the Corporation and its subsidiaries owns all rights in or has obtained valid and enforceable licenses or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Prospectuses as being owned or licensed by the Corporation or which are used for the conduct of the Corporation’s business as currently carried on and proposed to be carried on, free and clear of all Liens except for any such Liens that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; (ii) to the knowledge of the Corporation, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Corporation; and (iii) except as disclosed in the Prospectuses, there is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others challenging the Corporation’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Corporation and its subsidiaries, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim.

(qq)

(i) except as disclosed in the Preliminary Prospectuses and the Prospectuses, (x) there has been no security breach or other compromise of or relating to any of the Corporation’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect, and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of, any security breach or other compromise to their IT Systems and Data that would reasonably be expected to result in a Material Adverse Effect; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(rr)

except as set forth in the Preliminary Prospectuses and the Prospectuses, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Corporation and each of the Material Subsidiaries, respectively: (i) are in compliance with Environmental Laws; (ii) have received and are in compliance with all Permits required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received notice from any governmental agency or any written notice from any third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants or regarding any actual or potential violation of Environmental Laws; and (iv) are not the subject of any claim, action or cause of action filed with a court or government authority or the subject of any investigation under Environmental Laws, including for potential liability for investigatory costs, clean-up costs, property damages, personal injuries, attorney’s fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location.

(ss)

other than as set forth in the Preliminary Prospectuses and the Prospectuses, since March 31, 2020, the business of the Corporation and the Material Subsidiaries has been carried on in the ordinary course in all material respects and there has not been any undisclosed material change or change having a Material Adverse Effect (and, for greater certainty, the impacts of the novel coronavirus (COVID-19) pandemic (the “COVID-19 Outbreak”) on the Corporation or its subsidiaries prior to the date hereof already disclosed in the Preliminary Prospectuses and the Prospectuses shall not be considered);

(tt)

except as mandated by an applicable governmental or regulatory authority, and except as disclosed in the Preliminary Prospectuses and the Prospectuses, there has been no suspension of the operations of the Corporation and its subsidiaries as a result of the COVID-19 Outbreak, which, individually or in the aggregate, has had a Material Adverse Effect. The Corporation has been monitoring the COVID-19 Outbreak and the potential material impacts on its operations, and has implemented appropriate measures to support the wellness of its employees where the Corporation and its subsidiaries operate while continuing to operate;

Private Placement and Public Offering Matters

(uu)

the information and statements set forth in the Public Record, as of the respective applicable dates of such information and statements, did not contain any misrepresentation, and the Corporation is in compliance in all material respects with its continuous disclosure obligations under the Applicable Securities Laws;

(vv)

to the knowledge of the Corporation, no event has occurred or condition exists which will prevent the Public Offering from being completed materially upon the terms and conditions set forth in the Underwriting Agreement concurrently with the Closing;

(ww)

as of the date of the Underwriting Agreement, the representations and warranties of the Corporation in the Underwriting Agreement, a true and complete copy of which will be provided to the Investor, will be true and correct in accordance with the standards of materiality contained therein and subject to any other qualifications set out therein as of the date thereof (except in respect of any representations and warranties that are to be true and correct as of a specified date, in which case they were true and correct as of that date only), except as such would not adversely affect the ability of the Corporation to complete the Public Offering;

(xx)

assuming the accuracy of the representations and warranties of the Investor, the consummation of the transactions contemplated by the Transaction Documents shall not, in and of themselves, result in the Investor holding 10.0% or more of the issued and outstanding Common Shares; and

(yy)

the Corporation is not required by applicable law or TSX or NYSE requirements or its constating documents to obtain the approval of its shareholders in order to complete the Public Offering or the Private Placement.

Section 4	Representations and Warranties of the Investor

The Investor represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties, as follows:

(a)	it has all requisite power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to purchase the Subscribed Shares;

(b)

it has taken all necessary action to authorize the execution and delivery of, and the performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered by it;

(c)	this Agreement constitutes a legal, valid and binding agreement enforceable against it in accordance with its terms, subject to the general qualifications that:

(i)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and

(ii)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(d)

the execution and delivery of and performance by it of this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event of condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any of the terms or provisions of its by-laws, its constating documents or any other material contract, agreement, instrument, undertaking or covenant to which it is a party or by which it is bound;

(e)

as of the date hereof, it, together with Caisse de dépôt et placement du Québec and its Affiliates, beneficially owns or exercises control or direction over, directly or indirectly, no more than 4,379,111 Common Shares;

(f)	it is resident in the province of Québec;

(g)

it is a direct wholly-owned Subsidiary of Caisse de dépôt et placement du Québec and is purchasing the Subscribed Shares as principal for its own account and not for the benefit of any other person, and is an “accredited investor” as such term is defined in Regulation 45-106 respecting Prospectus Exemptions (Québec) (specifically, it falls under paragraph (t) of the definition of “accredited investor” in section 1.1 thereof); and

(h)

it is not a U.S. Person (as defined in the 1933 Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States).

Section 5	Acknowledgements and Agreements of the Investor

The Investor acknowledges and agrees for the benefit of the Corporation that:

(a)

the Subscribed Shares have not been qualified for distribution in Canada by the filing of a prospectus with any Securities Commission or other securities regulatory authority and, as a consequence of acquiring securities pursuant to a prospectus exemption, certain protections, rights and remedies provided by the Securities Act (Québec), including statutory rights of rescission or damages, will not be available to the Investor;

(b)

the Subscribed Shares are being offered hereunder in reliance upon the “accredited investor” exemption contained in Section 2.3 of Regulation 45-106 respecting Prospectus Exemptions (Québec) and the Subscribed Shares will bear the appropriate legend required pursuant to Regulation 45-102 respecting Resale of Securities (Québec);

(c)	the Subscribed Shares will be subject to restrictions on resale under Canadian Securities Laws until:

(i)	4 months and a day after the Closing Date;

(ii)	such time that a further statutory exemption may be relied upon by the Investor; or

(iii)	such time that an appropriate discretionary order is obtained pursuant to Canadian Securities Laws;

(d)

the Subscribed Shares have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States and the Subscribed Shares may not be offered or sold, directly or indirectly, in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration and the applicable laws of all applicable states and the Corporation has no present intention of filing a registration statement under the 1933 Act in respect of the Subscribed Shares;

(e)

the Subscribed Shares have not been offered to the Investor in the United States, and the individuals executing and delivering this Agreement on behalf of the Investor were not in the United States when this Agreement was executed and delivered;

(f)

it undertakes and agrees that it will not offer or sell the Subscribed Shares in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available;

(g)	it shall not purchase any Public Offering Common Shares under the Public Offering;

(h)

it consents to the fact that the Corporation is collecting its personal information (as that term is defined under applicable privacy legislation, including the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time), for the purpose of completing this Agreement; it consents to the Corporation retaining such personal information for as long as permitted or required by law or business practices; it further consents to the fact that the Corporation may be required by Applicable Securities Laws or the rules and policies of any stock exchange to provide regulatory authorities with any personal information provided by it in this Agreement and that such information may also be provided to the Corporation’s registrar and transfer agent, and any other parties involved in the offering of the Subscribed Shares or the Public Offering, and may be included in the record books; and that the Corporation may use and disclose its personal information as follows:

(A)	for internal use with respect to managing the relationships between and contractual obligations of the Corporation and the Investor;

(B)	for use and disclosure for income tax related purposes, including, where required by law, disclosure to Canada Revenue Agency or Revenue Québec;

(C)	disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trades and similar regulatory filings;

(D)

disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(E)	disclosure to professional advisers of the Corporation in connection with the performance of their professional services;

(F)	disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Investor’s prior written consent;

(G)	disclosure to a court determining the rights of the parties under this Agreement; or

(H)	for use and disclosure as otherwise required or permitted by law;

(i)

it has been notified by the Corporation (a) of the delivery to the OSC and the AMF of its full name, address and telephone number, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (b) that this information is being collected indirectly by the OSC and the AMF under the authority granted to such authorities in applicable securities legislation; (c) that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario and Québec; and (d) that the following public officials can be contacted regarding any questions about the indirect collection of this information: in the case of the OSC, the Inquiries Officer at 20 Queen Street West, 22nd Floor, Toronto, Ontario, M5H 3S8 or at (416) 593-8314 and, in the case of the AMF, the Corporate Secretary at 800 Square Victoria, 22nd Floor, Montréal, Québec, H4Z 1G3;

(j)

it has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature, or any other document (other than an annual report, annual information form, interim report, information circular or any other continuous disclosure document, the content of which is prescribed by statute or regulation, including the Public Record) describing or purporting to describe the business and affairs of the Corporation which has been prepared primarily for delivery to, and review by, prospective purchasers (with the exception of prospective purchasers familiar with the Corporation through prior investments or business dealings) in order to assist them in making an investment decision in respect of the Subscribed Shares;

(k)

it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display, the internet and social media) with respect to the distribution of the Subscribed Shares;

(l)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Investor will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issuance of the Subscribed Shares;

(m)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Subscribed Shares;

(n)	there are risks associated with the purchase of the Subscribed Shares;

(o)

it has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of its investment in the Subscribed Shares and is able to, and agrees to, bear the economic risk of loss of its investment; and

(p)

no person has made to the Investor (or any person on whose behalf the Investor is contracting) any written or oral representations (i) that any person will resell or repurchase the Subscribed Shares, or (ii) that any person will refund the purchase price of the Subscribed Shares, or (iii) as to the future price or value of the Subscribed Shares.

Section 6	Covenants of the Corporation

The Corporation covenants and agrees:

(a)	that on the Closing Date, the Subscribed Shares will be duly and validly created, authorized, issued and sold on payment therefor and such Subscribed Shares shall be fully paid and non-assessable;

(b)

to cause the issuance and sale of the Subscribed Shares, and to take commercially reasonable efforts to issue the Public Offering Common Shares (including those issuable as a result of the exercise of the Over-Allotment Option, to the extent applicable) in accordance with and subject to the terms and conditions of the Transaction Documents, respectively;

(c)

to use the proceeds of the issue and sale of the Subscribed Shares only for the purposes identified in the section entitled “Use of Proceeds” in the Prospectus Supplement, which shall be substantially in the form of the extract attached hereto as Schedule C (subject to any changes as may be required to address comments from the Securities Commissions);

(d)	to comply with all covenants of the Corporation set forth in this Agreement and to duly, punctually and faithfully perform all of its obligations under this Agreement;

(e)	not to amend its constating documents prior to the Closing Date without the consent of the Investor, which consent shall not be unreasonably withheld;

(f)	to provide prompt notice to the Investor of any termination of any of the Bought Deal Letter or the Underwriting Agreement;

(g)	to comply with Applicable Securities Laws with respect to the Public Offering;

(h)

during the period from the date of this Agreement and ending on the Time of Closing, not to make any material amendment or provide any material waiver, in each case that is adverse to the Corporation, to or under the Underwriting Agreement, in each case without the prior written consent of the Investor;

(i)

without the prior written consent of the Investor, which consent will not be unreasonably withheld or delayed, not to, and not to publicly disclose an intention to, for a period of 90 days after the Closing Date, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for (i) the issuance by the Corporation of Common Shares issued and sold pursuant to the Public Offering and the Private Placement, including as a result of the exercise of the Over-Allotment Option; (ii) the issuance by the Corporation of the Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding as of the date of this Agreement; (iii) the issuance by the Corporation of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Corporation’s stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan existing as of the date of this Agreement and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (iv) the issuance by the Corporation of any Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (v) to satisfy existing contractual arrangements entered into prior to the date hereof and disclosed to the Investor in writing at or prior to such time as this Agreement is executed; or (vi) pursuant to the Corporation’s shareholder rights plan;

(j)	during the period from the date of this Agreement and ending on the Time of Closing, to promptly inform the Investor of the full particulars of:

(i)

any material change (actual, anticipated, contemplated, proposed or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries on a consolidated basis, of which the Corporation becomes aware since the date of this Agreement (including as a result of the COVID-19 Outbreak but only to the extent that the material change occurs after the date of this Agreement). For greater certainty, any impact of the COVID-19 Outbreak on the Corporation or its Subsidiaries prior to the date hereof already disclosed in the Public Record or to the Investor shall not be considered;

(ii)

any change in any material fact contained in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material since the date of such document, which change is, or may be of such a nature as:

(A)

would result in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material, as they exist taken together in their entirety immediately prior to such change or material fact, containing a misrepresentation;

(B)	would result in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material not complying in all material respects with Applicable Securities Laws; or

(C)

would reasonably be expected to have a significant adverse effect on the market price or value of the Subscribed Shares or the Common Shares or to prevent, materially restrict or otherwise materially affect trading in or distribution of the Subscribed Shares;

(iii)

the occurrence or discovery of a material fact which would have been required under Applicable Securities Laws to have been stated in the Preliminary Prospectuses, the Prospectuses or any Supplementary Material had that fact arisen or been discovered on, or prior to, the date of any such document;

(iv)

any request from any Securities Commission or similar regulatory authority for any amendment to the Preliminary Prospectuses, the Prospectuses, or for any material amendment to any other part of the Public Record or for any additional information of which the Corporation becomes aware since the date of this Agreement;

(v)

the issuance by any Securities Commission or similar regulatory authority, any stock exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose of which the Corporation becomes aware since the date of this Agreement;

(vi)

the receipt by the Corporation of any material communication from any Securities Commission or similar regulatory authority, any stock exchange or any other competent authority relating to the Preliminary Prospectuses, the Prospectuses or any other part of the Public Record or the distribution of the Subscribed Shares or the Public Offering Common Shares (including those issuable as a result of the exercise of the Over-Allotment Option, to the extent applicable), of which the Corporation becomes aware since the date of this Agreement; or

(vii)

any notice or other correspondence received by the Corporation from any Securities Commission or similar regulatory authority requesting any information, meeting or hearing relating to the Private Placement, the Public Offering or any other event or state of affairs that the Corporation reasonably believes may be material to the Investor of which the Corporation becomes aware since the date of this Agreement.

Section 7	Indemnity

(a)

The Corporation shall indemnify and hold harmless the Investor, and each of the Investor’s Affiliates, agents, directors, officers, shareholders and employees, and the successors and assigns of the foregoing, from and against all liabilities, claims, losses (other than loss of profits and other consequential damages), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Investor in connection with defending or investigating any such action or claim) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

Any misrepresentation or alleged misrepresentation contained in any part of the Public Record filed by or on behalf of the Corporation (except any statement made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of the Investor specifically for inclusion therein);

(ii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement of a material fact or omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or alleged untrue statement of a material fact or alleged omission of a material fact, in each case required to be stated therein or necessary to make the statements therein not misleading or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission or misrepresentation or alleged misrepresentation made in reliance upon and in conformity with information which has been provided in writing to the Corporation by or on behalf of the Investor specifically for inclusion therein) in the Public Record or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by the Investor), preventing or restricting the trading in or the sale or distribution of the Subscribed Shares;

(iii)	the material non-compliance or alleged material non-compliance by the Corporation with any of the Applicable Securities Laws or the by-laws, rules or regulations of the TSX or the NYSE; or

(iv)	any breach by the Corporation of its (A) representations and warranties or (B) covenants or obligations to be complied with under this Agreement.

(b)

The Investor shall indemnify and hold harmless the Corporation, its directors, its officers who signed the Registration Statement or the Canadian Prospectus, each person, if any, who controls the Corporation within the meaning of section 15 of the 1933 Act, as amended, or section 20 of the 1934 Act and the successors and assigns of the foregoing persons, and each of their respective officers, employees, agents and Affiliates to the same extent as the foregoing indemnity from the Corporation to the Investor, but only (i) with reference to information relating to the Investor provided to the Corporation in writing by or on behalf of the Investor specifically for inclusion in the Public Record or (ii) arising directly or indirectly from, or in consequence of, any breach by the Investor of its (A) representations and warranties contained in this Agreement or (B) covenants or obligations to be complied with under this Agreement.

(c)

If any claim contemplated by Section 7(a) or Section 7(b) shall be asserted against any of the persons in respect of which indemnification is or might reasonably be considered to be provided for in Section 7(a) or Section 7(b), such person (the “Indemnified Person”) shall notify the person against whom such indemnification is sought (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided, however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain separate counsel in any proceeding relating to a claim contemplated by Section 7(a) but the fees and expenses of such counsel shall be at the expense of the Indemnified Person, unless:

(i)

the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defense of such proceedings on the Indemnified Person’s behalf);

(ii)

the Indemnifying Party shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings or, having employed such counsel, have diligently pursued such defense; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for the Indemnified Persons of or related to the Investor.

(d)

If the Indemnifying Party has assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Party.

(e)

If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Person for any reason not solely attributable to the Indemnified Person with respect to any liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit or other consequential damages), costs (including reasonable legal fees and expenses), damages and expenses referred to in this Section 7, then the Indemnifying Party and the Indemnified Person shall contribute to the amount paid or payable as a result of a claim contemplated by Section 7(a) or Section 7(b) above in such proportions as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, but also the relative fault of such respective parties, in connection with the statement or omissions that resulted in such liabilities, claims, actions, suits, proceedings, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

(f)

The Corporation hereby waives its right to recover contribution from the Investor with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any Prospectus Amendments Prospectuses, or any other document forming part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Investor contained in such documents and furnished to the Corporation by or on behalf of the Investor in writing expressly for inclusion in the Initial Registration Statement, the Registration Statement, the Preliminary Prospectuses, the Prospectuses, any Supplementary Material or any Prospectus Amendments.

(g)

The Corporation hereby acknowledges and agrees that, with respect to this Section 7, the Investor is contracting on its own behalf and as agent for the other Indemnified Persons referred to in this Section 7. In this regard, the Investor shall act as trustee or agent for such Indemnified Persons of the covenants of the Corporation under this Section 7 with respect to such Indemnified Persons and accepts these trusts or agencies and shall hold and enforce those covenants on behalf of such Indemnified Persons.

(h)

Subject to applicable laws and the rules and regulations of the TSX, any indemnity payable by the Corporation to the Investor pursuant to this Section 7 shall be deemed to be a decrease to the Subscription Amount paid to the Corporation. Any indemnity payable by the Investor to the Corporation pursuant to Section 7 shall be deemed to be an increase to the Subscription Amount paid to the Corporation.

Section 8	TERMINATION RIGHTS

(a)

In addition to any other remedies which may be available to the Investor, the Investor shall be entitled, at its option, to terminate and cancel, its obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(i)

(i) any order to cease or suspend trading in the Common Shares, prohibiting or materially limiting or restricting the distribution of the Subscribed Shares on the TSX or the NYSE, is made, or proceedings are announced or commenced or, to the Corporation’s knowledge, threatened for the making of any such order, by any Securities Commission or by any other competent similar regulatory authority (other than primarily as a result of any act or omission of the Investor contrary to the terms of this Agreement), unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with; (ii) any moratorium on commercial banking activities is declared by either Federal or New York State authorities or in Canada, by the Canadian federal or provincial authorities; or (iii) a material disruption in securities settlement, payment or clearance services in Canada or the United States shall have occurred; and in the case of any of the foregoing, such event, singly or together, in the opinion of the Investor, acting reasonably, would be expected to operate to prevent, materially restrict or otherwise materially adversely affect the trading in or distribution of the Subscribed Shares;

(ii)

any action, suit, inquiry, investigation or other proceeding (whether formal or informal) is announced or commenced or any order is issued by any Securities Commission or by any other competent regulatory authority having jurisdiction, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Investor, acting reasonably, the announcement, commencement or issuance thereof, or change, as the case may be, would be expected to operate to prevent, materially restrict or otherwise materially adversely affect the trading in or distribution of the Subscribed Shares;

(iii)

(i) there shall occur any material change (financial or otherwise) in the business, operations or capital of the Corporation and its subsidiaries (taken as a whole); or, (ii) as a result of investigations after the date hereof, the Investor discovers any material fact (other than a material fact related solely to the Investor) which existed prior to the date hereof and had not been publicly disclosed or disclosed in writing to the Investor at or prior to the date hereof, which, in the case of any of the foregoing, in the opinion of the Investor, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Subscribed Shares; or

(iv)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any outbreak or escalation of national or international hostilities or any crisis or calamity, or any governmental action, law, regulation, inquiry or other similar occurrence, including by a result of the COVID-19 Outbreak to the extent there are material adverse developments relating thereto occurring after the date hereof, which, in the reasonable opinion of the Investor, materially adversely affects or will materially adversely affect the financial markets in Canada or the United States or the business or the operations or affairs of the Corporation and its subsidiaries (taken as a whole).

(b)

The Investor shall give notice to the Corporation in writing of the occurrence of any of the events referred to in this Section 8, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Investor to exercise this right at any time prior to the Time of Closing.

(c)

The rights of termination contained herein may be exercised by the Investor and are in addition to any other rights or remedies the Investor may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

(d)

If the obligations of the Investor are terminated under this Agreement pursuant to the termination rights provided for herein, there shall be no further liability on the part of the Investor to the Corporation, or of the Corporation to the Investor, except in respect of any liability which may have arisen under the indemnity, contribution and expense provisions of this Agreement.

Section 9	Expenses

All costs and expenses (including applicable goods and services tax) incurred by the Corporation in connection with or incidental to the transactions contemplated hereby, including those relating to the distribution of the Subscribed Shares, shall be borne by the Corporation, including the fees and expenses of the Corporation’s counsel, the fees and expenses of the Corporation’s transfer agent, the Auditors and other outside consultants and all stock exchange listing fees, and the Corporation shall reimburse, up to an aggregate amount of $100,000, all costs and expenses (including applicable goods and services tax) incurred by the Investor in connection with or incidental to the transactions contemplated hereby, including those relating to the subscription of the Subscribed Shares and the fees and expenses of the Investor’s counsel and other outside consultants (the “Investor Expenses”) whether or not the transactions herein contemplated shall be completed.

Section 10	Deliveries and Closing Conditions

(a)	The following deliveries shall be completed as of the date hereof electronically:

(i)	the Corporation shall deliver or cause to be delivered to the Investor executed copies of this Agreement and the Bought Deal Letter; and

(ii)	the Investor shall deliver or cause to be delivered to the Corporation executed copies of this Agreement.

(b)

The purchase and sale of the Subscribed Shares at the Time of Closing and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions may be waived in writing in whole or in part by the Investor:

(i)

the Subscribed Shares and the Public Offering Common Shares shall have been conditionally approved for listing and posting for trading on the TSX and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the TSX and the NYSE;

(ii)

it shall be the case that, and the Corporation will deliver to the Investor a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Investor) addressed to the Investor and dated the Closing Date in form reasonably satisfactory to their counsel, McCarthy Tétrault LLP, certifying (in their capacity as officers of the Corporation, as the case may be, and without personal liability) that:

(A)

there has been no Material Adverse Effect with respect to the Corporation since the date hereof (for greater certainty, any impact of the COVID-19 Outbreak on the Corporation or its Subsidiaries prior to the date hereof already disclosed in the Public Record or to the Investor shall not be considered);

(B)

no material change in the business, operations, or capital of the Corporation and its subsidiaries, on a consolidated basis, has occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis;

(C)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Subscribed Shares has been issued and is continuing in effect and, to the knowledge of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(D)	the Corporation has complied with all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing; and

(E)

the representations and warranties of the Corporation contained herein are true and correct in all material respects or, if already qualified by materiality, true and correct, as of the Time of Closing (except for representations and warranties stated to be as at a certain date), with the same force and effect as if made by the Corporation as at the Time of Closing after giving effect to the transactions contemplated hereby;

(iii)

the Corporation will have caused favorable legal opinions addressed to the Investor to be delivered by: (i) Corporation’s counsel with respect to those matters identified in Schedule B-1 hereto; and (ii) Norton Rose Fulbright US LLP, counsel to the Corporation, as to the laws of the United States with respect to those matters identified in Schedule B-2 hereto, each dated the Closing Date;

(iv)

the Corporation will deliver to the Investor a certificate dated the Closing Date in form and substance satisfactory to the Investor, acting reasonably, addressed to the Investor with respect to (i) the constating documents of the Corporation; (ii) the resolutions of the directors of the Corporation relevant to the allotment, issue and sale, as the case may be, of the Subscribed Shares and the Public Offering Common Shares and the authorization of the transactions contemplated hereby and in connection with the Public Offering;

(v)

the Corporation shall cause Computershare Trust Company of Canada to deliver a certificate as to the issued and outstanding Common Shares of the Corporation to a date not more than two Business Days prior to the Closing Date; and

(vi)	the Investor receiving at or prior to the Time of Closing:

(A)

evidence satisfactory to the Investor that the Public Offering shall close materially upon the terms and conditions set forth in the Underwriting Agreement simultaneously with the closing of the Private Placement; and

(B)	a duly executed copy of the Underwriting Agreement.

(c)	The obligation of the Corporation to issue and sell the Subscribed Shares to the Investor at the Time of Closing will be subject to:

(i)	the simultaneous completing of the Public Offering materially upon the terms and conditions set forth in the Underwriting Agreement; and

(ii)

the Subscribed Shares shall have been conditionally approved for listing and posting for trading on the TSX and the NYSE subject to the satisfaction by the Corporation of the filing and other requirements of the TSX and the NYSE;

(d)

The sale of the Subscribed Shares shall be completed electronically on the Closing Date or at such other place as the Corporation and the Investor may agree. Subject to the conditions set forth in Section 10(b), on such date:

(i)

the Investor shall pay to the Corporation, by wire transfer or such other means as the Corporation and the Investor may agree, the amount of the Subscription Amount in consideration for the issuance of the Subscribed Shares against delivery by the Corporation to the Investor of one or more fully registered non-certificated issue (NCI) representing the Subscribed Shares, or electronic evidence of issuance of such, in any case registered in the name of the Investor, or in such other names as the Investor shall notify the Corporation in writing not less than 48 hours prior to the date hereof;

(ii)

the Corporation shall pay or cause to be paid all amounts to be paid by it to the Investor under this Agreement, including the Investor Expenses and the Capital Commitment Payment, in immediately available funds; and

(iii)	the Investor and the Corporation shall provide each other with such other documents as they may mutually agree upon.

(e)

All terms and conditions of this Agreement set forth under this Section 10 “Deliveries and Closing Conditions “ shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed, and any breach or failure by the Corporation or the Investor, as applicable, to comply with any such terms and conditions shall entitle the other party to elect not to complete the purchase of the Subscribed Shares by written notice to that effect given to the other party prior to the Time of Closing on the Closing Date.

Section 11 Notices

(a)	Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

CAE Inc.

8585 Cote de Liesse

Saint-Laurent, Québec H4T 1G6

Attention:	General Counsel, Chief Compliance Officer and Corporate Secretary

Email:	caeinc-vplegal@cae.com

with a copy to:

Norton Rose Fulbright Canada LLP

1, Place Ville Marie, Suite 2500

Montreal, Québec H3B 1R1

Attention:	Stephen J. Kelly
Email:	stephen.kelly@nortonrosefulbright.com

and, in the case of notice to be given to the Investor, be addressed to:

CDPQ Marchés Boursiers Inc.

1000, place Jean Paul-Riopelle

Montreal, Québec H2Z 2B3

Attention:

Annie Houle (Directrice principal, Placements Privés Québec, Grandes entreprises, Caisse de dépôt et placement du Québec) Michèle Lefaivre (Directrice, Affaires juridiques, Investissements, Caisse de dépôt et placement du Québec)

Email:	ahoule@cdpq.com
affairesjuridiques@cdpq.com.

and with a copy to:

McCarthy Tétrault LLP

1000 de la Gauchetière Street West, Suite 2500

Montreal, Québec H3B 0A2

Attention:	Patrick Boucher
Email:	pboucher@mccarthy.ca

or to such other address as a party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by email to the addressee;

(b)

a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(c)

a communication which is sent by email shall, if sent on a Business Day before 4:30 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

Section 12	Waiver

The Investor may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenants, term or condition hereunder, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereunder or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Investor only if the same is in writing.

Each of the Corporation and the Investor reserves the right to waive any of its rights hereunder in whole or in part, at its complete discretion, without limiting any of its other rights hereunder.

Section 13	Currency

All currency amounts in this document are in Canadian dollars unless otherwise stated.

Section 14	Headings

The insertion of headings herein is for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 15	Gender and Number

Any reference in this Agreement to gender includes all genders (including neuter) and words denoting the singular number only shall include the plural and vice versa.

Section 16	Parties to Discuss Press Releases

The parties shall cooperate with each other in relaying to third parties information concerning this Agreement and the transactions contemplated herein, and shall discuss drafts of all press releases and other releases of information for dissemination to the public pertaining hereto. However, nothing in this Section 16 shall prevent a party from furnishing any information to any governmental agency or regulatory authority or stock exchange or to the public, insofar only as is permitted by this Agreement or required by Applicable Securities Laws, provided that a party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other party with a draft of such information in sufficient time prior to its release to enable such other parties to review such draft and advise that party of any comments it may have with respect thereto. In particular, the Corporation agrees that it shall, subject to the requirements of Applicable Securities Laws and the CBCA, obtain the consent of the Investor to the disclosure of any information regarding the Investor to be contained in any news release or other document filed with any authorized authority or disclosed to the public.

Section 17	Survival of Representations and Warranties

All representations and warranties, covenants, indemnities and agreements herein shall survive the payment by the Investor for the Subscribed Shares and the termination of this Agreement as follows: as regards the representations and warranties (except for the Core Representations) and the indemnities provided in Section 7(a)(i), Section 7(a)(ii), Section 7(a)(iii) and Section 7(a)(iv)(A) (except for the Core Representations) and Section 7(b)(ii)(A) (except for the Core Representations) for a period of three years following the Closing Date, and as regards the covenants and indemnities in Section 7(a)(iv)(A) (Core Representations only), Section 7(a)(iv)(B) and Section 7(b)(ii)(B) and the Core Representations, indefinitely, and shall continue in full force and effect for the benefit of the Investor regardless of any investigation by or on behalf of the Investor with respect thereto, provided that, the representation and warranty provided in Section 3(dd) shall survive the Closing Date and continue in full force and effect until 90 days after the expiration of the period during which any tax assessment may be issued by a governmental entity in respect of any taxation year to which such representations and warranties extend. “Core Representations” shall mean the representations given in Sections 3(a), 3(b), 3(c), 3(e), 3(g), 3(i), 3(j), 3(yy) and Sections 4(a), 4(b), 4(c), 4(f) and 4(g).

Notwithstanding the foregoing, a claim for any breach of the representations, warranties and covenants contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time subject only to applicable limitation periods imposed by applicable law.

Section 18	Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 19	Preamble

The Preamble forms an integral part of this Agreement.

Section 20	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec (without giving effect to any conflict of laws principles thereunder) and the laws of Canada applicable therein. Each of the Corporation and the Investor hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Québec.

Section 21	Assignment and Enurement

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any party without the prior written consent of the other parties, except that the Investor shall be entitled to assign this Agreement or the benefits or duties accruing hereunder to Caisse de dépôt et placement du Québec or any of its wholly-owned Affiliates without the prior consent of the Corporation, provided that the Investor shall remain liable for the performance of such Affiliate’s obligations under this Agreement. Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

Section 22	Public Filing

The parties hereby consent to the public filing of this Agreement if any party is required to do so by law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange.

Section 23	Time of the Essence

Time shall be of the essence of this Agreement.

Section 24	Amendments or Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by all the parties hereto. Notwithstanding the foregoing, to the extent that the Underwriting Agreement contains terms and conditions which are, in the opinion of the Investor, acting reasonably, more advantageous to the Underwriters than those contained in the form of Underwriting Agreement attached hereto as Schedule A, the Corporation agrees and covenants to execute and deliver all such documents and do all such other acts and things that the Investor may request in order to amend or modify this Agreement so that such more advantageous terms and conditions benefit the Investor pursuant to this Agreement, as so amended or modified.

Section 25	Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by PDF format transmission.

Section 26	Further Assurances

Each party to this Agreement covenants and agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

Section 27	Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Investor, its Affiliates and the Corporation. Notwithstanding the foregoing, the terms and conditions of this Agreement shall not replace or supersede the confidentiality agreement entered into between the Corporation and the Investor dated October 13, 2020.

[Remainder of page intentionally left blank.]

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to the Investor.

CDPQ MARCHÉS BOURSIERS INC.

Per:
David Petrie
Authorized Signatory

Per:
Annie Houle
Authorized Signatory

ACCEPTED AND AGREED to as of the 16th day

of November 2020

CAE INC.

Per:
Marc Parent
President and Chief Executive Officer

Per:
Sonya Branco
Vice President, Finance and Chief Financial Officer

SCHEDULE A

UNDERWRITING AGREEMENT

DRAFT AS OF NOVEMBER 16, 2020

[Redacted for confidentiality reasons]

SCHEDULE B -1

Legal Opinions – Canada

1.

The Corporation is a corporation incorporated or amalgamated and existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to conduct its business as described in the Prospectuses.

2.

The Corporation is registered under the Act respecting the legal publicity of enterprises (Québec), has not failed to file an annual updating declaration under such Act, has not failed to comply with a request made under Section 73 of such Act, and it is neither being dissolved nor had its registration cancelled under such Act.

3.

The Corporation has the corporate power to enter into and deliver the Transaction Documents and to perform its obligations herein and therein and to carry out the transactions contemplated hereby, and the Transaction Documents have been duly authorized, executed and delivered by the Corporation and each of the Transaction Documents is a legal, valid and binding obligation of the Corporation, enforceable against the Corporation, in accordance with its terms.

4.

The execution and delivery by the Corporation of, and the performance by the Corporation of its obligations under the Transaction Documents and the issuance of the Subscribed Shares and the Public Offering Common Shares in accordance with the provisions of the Transaction Documents, do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with and do not and will not contravene: (i) any provisions of the articles or by-laws of the Corporation, or (ii) any applicable law of general application in the Province of Quebec or the laws of Canada applicable therein, as they exist as of the Closing Date.

5.

The Corporation is a “reporting issuer” in all Canadian Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such Canadian Qualifying Jurisdictions and is not on any list of defaulting reporting issuers maintained by the Securities Commissions.

6.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series.

7.	The attributes and characteristics of the Subscribed Shares conform in all material respects with descriptions thereof in the Prospectuses.

8.

The Subscribed Shares have been duly authorized for issuance and, upon payment of the Subscription Amount therefor, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Corporation.

9.

The offering, sale, issuance and delivery of the Subscribed Shares by the Corporation to the Investor are exempt from the prospectus requirements of Canadian Securities Laws and no filings, proceedings, approvals, consents or authorizations are required to be made, taken or obtained by the Corporation with or from any Securities Commission pursuant to Canadian Securities Laws to permit the issuance and sale of the Subscribed Shares by the Corporation to the Investor, other than the filing, within 10 days from the closing of the Private Placement, of a report on Form 45-106F1, as prescribed by National Instrument 45-106 – Prospectus Exemptions, prepared and executed in accordance with Canadian Securities Laws, together with the requisite filing fees (the “Exempt Distribution Report”).

10.

The first trade by the Investor of the Subscribed Shares will be a distribution and will be subject to the prospectus requirements of Canadian Securities Laws unless at the time of such trade at least four months have elapsed from the “distribution date” (as defined in National Instrument 45-102—Resale of Securities (“NI 45-102”)) of the Subscribed Shares and all other conditions provided for in Section 2.5(2) of NI 45-102 are fully complied with, subject to standard qualifications.

11.	The TSX has conditionally approved the listing and posting for trading of the Subscribed Shares, subject to compliance with the conditions outlined in the conditional approval letter of the TSX.

12.	Computershare Trust Company of Canada has been duly appointed as transfer agent and registrar for the Common Shares.

SCHEDULE B – 2

Legal Opinions – U.S.

1.	Each Material Subsidiary that is governed by the laws of a jurisdiction in the United States is a validly existing corporation under the General Corporation Law of the State of Delaware.

SCHEDULE C

Use of Proceeds

We intend to use the net proceeds from the Offering and the Concurrent Private Placement for general corporate purposes, which may include funding future potential acquisition and growth opportunities, including the funding of the Acquisition (see “Recent Developments”). As a result of the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that will be allocated to each of these purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time. Pending their use, we intend to invest the net proceeds from the Offering and the Concurrent Private Placement in short-term, investment grade, interest bearing instruments or hold them as cash or cash equivalents, and repay a portion (initially in an aggregate amount of US$● million, which includes amounts drawn to fund the Acquisition) of the indebtedness outstanding under one or more of the Company’s Senior Credit Agreements (as defined herein).